Exhibit 99.2

Vertical Aerospace Merger with Broadstone Acquisition Corp.

Investor Conference Call Transcript

June 10, 2021

Operator

Welcome to the Vertical Aerospace and Broadstone Acquisition Corp. Transaction Conference Call.

The information discussed today is qualified in its entirety by the Form 8-K that is being filed today by Broadstone Acquisition Corp. and may be accessed on the SEC’s website, including the exhibits thereto. In conjunction with today’s discussion, please see the investor presentation furnished as Exhibit 99.3 in Broadstone’s Form 8-K to follow along and carefully review the disclaimers included therein. Statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Broadstone Acquisition Corp.’s Form 8-K filed today and the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in Broadstone Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Broadstone Acquisition Corp.’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

I will now turn the call over to Hugh Osmond, Chairman of Broadstone Acquisition Corp. Please go ahead, sir.

Hugh Osmond – Chairman, Broadstone Acquisition Corp.

Thank you operator and hello everybody. My name is Hugh Osmond and I am the Chairman of Broadstone Acquisition Corp. We are delighted to announce this transaction today between Broadstone and Vertical Aerospace.

The Broadstone team has a long track record of success. We are a group of serial entrepreneurs, who have scaled and built big businesses.

Over the last 20 years we have led, managed and invested in transactions worth more than £10 billion and generated an internal rate of return of 48% across the portfolio.

We have achieved those returns by focusing on specific industries in which we see transformative opportunities – and to work with the management team that is best placed to lead that transformation.

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It has been a successful philosophy so far and we have created three very large, industry-disrupting businesses in particular.

The next sector ripe for disruption, in our view, is transportation. We believe that eVTOL technology will change the way that people travel. In our analysis, it will not only challenge short-haul air travel but completely revolutionise point-to-point transport worldwide. We see it as a disruptive technology that matches the advent of the car or the aeroplane.

Within this new sector, we see Vertical as one of the winners.

The Vertical team has chosen a business model that is centered around a simple and deliverable plan.

Vertical has a clear approach to eVTOL technology and how best to achieve certification and scale production, fast. More importantly, it has the engineering team with exceptional experience in complex aerospace development.

Vertical’s backers and strategic partners are some of the most sophisticated players in the technology aerospace industry and include American Airlines, Microsoft, Rolls Royce, Honeywell and Avolon, amongst others. The expertise they bring to the business, as well as their endorsement, gives us great confidence that Vertical will be successful.

Vertical’s commercial strategy stood out for us. Commercial agreements with American Airlines, Virgin Atlantic and Avolon ensure direct sales.

We have also been extremely impressed by the Vertical leadership team. We are confident that Stephen Fitzpatrick, Michael Cervenka and the rest of the Vertical team are the right individuals, with the necessary experience, business model and aircraft technology, to be leaders in their field.

Stephen Fitzpatrick, the Founder & CEO, has an incredible track record as an entrepreneur and commercial operator. Notably, he founded OVO, the UK’s largest independent energy retailer, and grew it into a business with 6.5 billion-dollars in revenue in what is a highly competitive, highly regulated industry.

Stephen has spent the past five years creating an engineering business staffed by the very best talent and with a track record of delivery.

Before turning the call to the Vertical team, let me offer a quick summary on the economics of the transaction between Broadstone and Vertical.

And by way of background, it was important for our shareholders that we agreed a transaction that we believed would be viewed as a sensible and attractive entry point in today’s conditions.

The deal announced today is expected to result in gross proceeds of $394 million dollars, including an $89 million dollar fully committed PIPE, reflecting a pro forma equity value of approximately $2.22 billion dollars and a pro forma enterprise value of approximately $1.84 billion dollars. The merger is expected to be completed in the second half of 2021. All proceeds will be retained by the business to fuel the company’s scale-up.

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With that said, I’d now like to introduce Stephen Fitzpatrick, Founder and CEO of Vertical Aerospace. Stephen, over to you.

Stephen Fitzpatrick – Founder & CEO, Vertical Aerospace

Thank you, Hugh, and good day to you all. I obviously echo Hugh’s enthusiasm.

This transaction brings together many of the largest and most respected technology and aeronautical businesses in the world: Microsoft, Rolls-Royce, Honeywell have not just chosen to work with us as technology partners, but also as investors.

We have also developed commercial operating partnerships with Virgin Atlantic, American Airlines and Avolon, co-developing the global business opportunity around eVTOL and as part of this, we have built a forward orderbook of up to 1000 aircraft valued at approximately $4 billion. Between them, American and Virgin fly more than 200 million passengers a year and serve more than 150 global destinations. In addition, Avolon, is the world’s second largest aircraft lessor and has relationships with 150 airlines globally, and we will be utilising their extensive sales network to access potential new partners.

Taking a step back from our commercial opportunity, my initial belief was that this has always been primarily an aerospace engineering challenge. It is not therefore about proving that eVTOLs work, but rather about proving that our eVTOL will meet the extremely high safety standards required by aerospace regulators.

As such, we built a business and a team with the simple view that success would be determined by our ability to assemble the best engineering talent and creating the very best partner ecosystem. This would enable us to leverage the commercial and manufacturing expertise of our partners, as well as their individual R&D commitments, while placing this alongside the world’s most experienced and senior in-house engineering team in the industry.

Our business model gives us three key features that will enable us to win in this market:

One, the most rapid and certain path to scale manufacture.

Two, a direct route to market.

And three, low risk commercialization and significantly enhanced financial returns.

I believe that the partnerships we are announcing today evidences how successful we have been in building a solid foundation for our business and a platform for future success.

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A lot of research and commentary has been already been written about the eVTOL market, and we agree with many of the commentators that the opportunity is real, and it is now. Growing urban populations increase, along with the shift to a zero-carbon economy mean that the demand for eVTOL aircraft will be significant.

The automotive sector has been investing in electrification for the past two decades. It has resulted in build-up of technical capability, solid supply chains and a hammering down of costs.

Aerospace now stands ready to capitalize on this and in the years ahead, the adoption of new tech is likely to be much faster in aircraft than it has been in road cars. This readily available technology, coupled with our unique business model and partnership ecosystem, means that we are now able to build and operate our aircraft at an estimated cost of one dollar per passenger mile. At this level, we believe eVTOL will clearly be a mass market proposition, not a niche opportunity, and we believe the market will be supply constrained for many years to come.

However, the single biggest challenge for all eVTOL makers today is certification. We therefore operate with an expectation that regulatory authorities will be risk averse, and will not succumb to pressure to adopt new and unproven technology. The end result for Vertical is the creation of a business model that is built around the assumption that we have to play by the current rules, within the existing regulations, and based off technology that exists today. This has informed our views in three critical ways and determined, right from the outset, how we have built our business.

First, is our position on autonomous vehicles. We have consistently developed our plans based on a piloted aircraft, as we expect that passengers and regulators alike will require a pilot in their vehicle for at least the next decade. With a pilot on board, we expect to need at least four passengers to make the economics work, meaning the aircraft will have to be at least 2,500 kilos or 5,000 lbs. This puts it in a quite specific category, and makes the certification challenge very real.

Second, we have chosen to hire the most senior engineers and experts from tier one aerospace companies. In this business, experience really counts.

This starts with our President Michael Cervenka, who has over 20 years of experience at Rolls Royce, where he was most recently its Head of Future Technologies. Across our senior leadership team, we have more than 1,200 years of experience in building and certifying more than 30 aircraft and propulsion systems. From our Bristol headquarters we have access to Europe’s leading talent cluster for the aerospace industry.

Third, perhaps most critically, is our partnership ecosystem model. Rather than vertically integrating every component, where existing technologies exist, we are working with established tier one aerospace partners like Rolls-Royce, Honeywell, GKN and Solvay that have a long track record in delivering certified subsystems. Combining their expertise with our own world class engineering team developing novel technologies means we have the fastest and lowest risk path to certification, creating a lean, asset-lite business model with highly attractive unit economics.

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To bring this to life, we estimate that we are able to achieve profitability and cash flow breakeven with annual sales of less than 100 aircraft.

From a consumer’s point of view, this is very exciting because, the VA-X4 is going to be 100x quieter than a helicopter, 100x safer than a helicopter, zero carbon, and of course it’s going to be a fraction of the cost.

We are certifying our vehicles to the same safety standards as commercial airliners and in so doing unlocking the largest possible global market.

Commercial operations are planned for 2024 and with the calibre of our partners—who are equally committed to our vision and success—I could not be more excited about the opportunity ahead of us.

With that I will now pass over to our President Michael Cervenka, to provide more detail on the team and the business—Michael?

Michael Cervenka – President, Vertical Aerospace

Thank you, Stephen. Starting with our people, let me provide more color on some of the members of our leadership team. Our Chief Commercial Officer, Eduardo Dominguez, was the CEO of Airbus’ UAM business. Our Head of Engineering Eric Samson was Engineering VP and Chief Engineer at General Dynamics, certifying the structures of all the latest Gulfstream jets and an EASA approved Head of Design Organisation. Our Head of Battery, Dr Limhi Somerville, led much of the battery cell development at Jaguar’s electric vehicle program. He Chairs the Working Group that is defining all the battery regulations for electric aviation for EASA. Our CIO, Madhu Bhabuta, was the CTO for the UK Ministry of Defence responsible for injecting innovation and pace into the UK’s armed forces. Tim Williams spent the last decade as Chief Engineer for Rolls-Royce and Paul Harper was UK Chief Airworthiness Engineer at Airbus. These individuals exemplify the level of experience with a strong track record of delivery that we are fortunate to have across the company.

Turning to the vehicle itself, which Stephen briefly touched on. The VA-X4 is a one pilot, four passenger winged vehicle. This is the culmination of multiple design iterations over a number of years. The highly efficient eight lift rotors minimize power and noise in hover, whilst the maximum wingspan that can be accommodated within existing heliports ensures a fast and efficient cruise. Combined, this enables a range that is in excess of 100 miles and a top speed that exceeds 200 miles per hour, not to mention the incredible passenger experience. Just as importantly, for key shorter missions, such as linking airports to city centres, the high vehicle efficiency means that we use only a small fraction of the battery energy, enabling rapid charging in ten minutes or less, which of course allows us to complete more trips and further improve vehicle economics.

Stephen discussed the importance of building a vehicle around certifiability and so let me elaborate on this. There are three key focus areas in this regard.

•	One, we have to work with regulators to develop the fastest route to certification

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•	Two, pilots will need to be certified for our specific aircraft, and:

•	Three, we need to work within the parameters of airspace regulations

On certification, we have deliberately designed the aircraft and our whole approach to certification around meeting the most stringent global safety standards being set by EASA and the CAA. EASA recognised early-on the mass market potential for eVTOLs and is mandating the same safety levels for “enhanced category” vehicles such as VA-X4 as we have all rightly come to expect and trust for large commercial airliners. To put this into numbers, this equates to failure rates of no more than one in one billion per flying hour, or 100 times safer than helicopters and smaller aircraft. To achieve these certification standards is a significant undertaking and we have very deliberately selected the best aerospace partners in critical areas to support us. The CAA and EASA are running at full speed ahead in developing a very structured approach to certification. This includes numerous working groups that have been working on establishing a well laid out regulatory framework. In terms of our progress towards certification, we have been working closely with the regulators since 2018, applications are in and we are on a path to certify the VA-X4 in 2024 in the UK and Europe. As the mass-market potential for eVTOLs becomes increasingly apparent, we expect the rest of the world to increasingly adopt the most stringent European regulations. Follow-on certification of the VA-X4 in other jurisdictions is therefore enabled by an already well-established industry standard foreign validation approach. European regulations are significantly more stringent than elsewhere and by meeting this higher threshold we will therefore meet the FAA needs.

On pilot training, the inherent benefits of electrically powered aircraft combined with our partnership with Honeywell provides a major advantage. Leveraging Honeywell’s ‘Simplified Vehicle Operations’ capabilities in flight controls and avionics (or cockpit displays), the VA-X4 will be incredibly simple and safe to fly and operate. All of this results in a pilot workload for standard FAA defined tasks that is reduced by 80% compared to existing commercial aircraft.

Finally, on airspace. We expect that our aircraft will, at least initially, need to operate within today’s airspace constraints. With Honeywell’s flight systems and technology pipeline, we start from an extremely capable and inherently upgradable aircraft. With Honeywell and others, we are actively participating in several national and international consortiums with some of the world’s leading air traffic control organizations and experts. We are excited to see the progress being made in airspace management approaches and technologies that will ultimately pave the way to reduced airspace constraints, in particular over urban areas.

These three points are why we are confident our aircraft will be in the air in less than four years’ time.

Now onto more detail about some of our key technologies and how we are leveraging our partnership ecosystem. Our approach is to leverage the best suppliers in the world while we focus on design and overall certification of the aircraft, leveraging our particular expertise in battery design and rotor technology, and integration of all of these components.

First, on battery technology. This is the only major aircraft system that we have decided to fully vertically integrate given we have already developed superior proprietary technology and a leading understanding of the certification requirements. The battery system is, of course, critical in establishing the capability of the vehicle, being the single largest contributor to weight. Every kilogram that we can shave off is extra payload and extra range. It is also fundamental to the economics of the vehicle over its useful life given that the battery optimization is imperative to manage and stave off degradation. We will be sourcing the latest technology lithium-ion cylindrical battery cells but own all of the battery system design, integration and smart charging technologies and will have an assembly line in-house to make the packs.

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On safety critical flight control systems and avionics, we recognised very early on that this was arguably the biggest challenge to certification. We are proud to have been collaborating for some time now with Honeywell. Leveraging technology originally developed on the F-35 VTOL fighter jet, Honeywell has developed next generation flight controls and avionics systems with simplified vehicle operations that minimize pilot workload and operating costs. They have a long history of innovation and a wealth of experience that we believe will significantly speed up our path to certification.

Finally, we are collaborating with Rolls-Royce for our electric propulsion technology. Rolls-Royce’s aeronautical pedigree is second to none and their engines have powered more than 100 million flying hours. They already have 1,500 flight hours of electrically powered aircraft under their belt, and are developing a bespoke, lightweight, compact system for the VA-X4. Rolls-Royce are also providing our electrical architecture and safety protection systems. These technologies are crucial both to maximizing the payload and range, and ensuring that we meet the stringent safety standards outlined above.

To wrap up on our technology and partners, Solvay is collaborating with us on advanced composites and adhesives to help us design structures that are tailored to the very demanding weight constraints inherent to a battery-powered aircraft. Equally importantly, this paves the way for rapid production ramp-up and low cost, for example by leveraging technologies Solvay has already pioneered in high-end automotive applications.

GKN, the world’s leading multi-technology tier 1 aerospace supplier, is developing the electrical wiring interconnection systems (EWIS). GKN’s world-leading capabilities have helped to design similar systems in some of the world’s most complex aircraft, such as the F-35 VTOL fighter jet.

This is a truly exciting and transformative time for aviation. We firmly believe that combining Vertical’s inherent pace, agility and single-minded focus with globally leading industry partners, bringing a wealth of technology, deep certification expertise and industrialization capabilities is a winning formula and will enable us to certify a world-leading aircraft and meet all of our key milestones.

And so, with that, I will now turn the call over to Vinny Casey, Vertical’s Chief Financial Officer.

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Vinny Casey – Chief Financial Officer, Vertical Aerospace

Thanks Michael.

We believe we have developed a business plan that sets us apart in our industry and gives us a high degree of confidence in our commercial plans.

Our business model is built on a bottom-up basis in conjunction with our partner ecosystem, which provides us with unique clarity on our capital uses and cost to operate.

Specifically it means that we can more accurately underwrite the cost of our development programme because we are drawing on the experience of the likes of Rolls-Royce and Honeywell who will design and develop key components where existing technologies exist and can be leveraged. Equally we have relatively modest upfront capital costs by virtue of this asset light business model and our focus on new IP relating to the VA-X4.

Put simply, this means we have a de-risked development plan that should deliver higher returns on the capital employed by Vertical relative to our peers.

Through careful design and modeling, we are confident that we will build an aircraft capable of flying a 25 mile journey at an operating cost of just over one hundred dollars per aircraft. This operating cost and our confidence in it underpins our belief that the VA-X4 will be the aircraft of choice. We are delighted to see that American Airlines, Avolon and Virgin Atlantic agree with us.

We believe the business case for eVTOL is compelling globally but in particular we think the opportunity in our home market of Europe is often over looked. Stating the obvious Europe has a 600 million plus population but the less obvious point is that there are 240 viable journeys between cities where the population is greater than 300,000, compared to 60 equivalent journeys in the US. It is this urban density that leads EASA to estimate that Europe has the largest potential eVTOL market size globally. As the only company certifying to the EASA standard with a winged eVTOL and based on currently available technology, Vertical is well placed to capture the growth opportunities in Europe.

In addition, our partnerships with Virgin Atlantic and American Airlines, give us unique access to the two leading aviation markets in the world, the U.K. and the U.S. We expect both markets to be early adopters of eVTOL and in particular to place reliance on utilising existing heliport and airport infrastructure (both on the ground and in the air). The U.S. has over 5,000 public access airports that could be suitable for flight today. With the world’s largest airline in American and the unique Virgin Atlantic brand, we could not be more pleased with the launch customer partners we have in these critical markets.

Looking out to expected certification in 2024 and beyond, we plan to scale-up relatively modestly in 2024 and 2025 as we fully build out our facility. We anticipate reaching greater volumes in 2026 and have a production target of 1,000 aircraft, which would translate to revenues of 3.6 billion dollars and EBITDA of 1.4 billion dollars. Importantly, we estimate, as Stephen said, that we are able to achieve profitability and cash flow breakeven with annual sales of less than 100 aircraft.

As we think through our upfront capital spend, you will see that is very modest. Phase 1 of our spend is to build and certify the VA-X4 and that will require gross spend of around $300 million dollars, of which we already have around $50 million of funding through cash on hand and grants. Phase 2 of our spend is to build a state of the art assembly facility and the total gross cost of this we estimate at around $140 million dollars. We would expect some netting off against this number for in-year profits and pre-delivery payments. So we are very comfortable that our raise of $394 million gross equips us well to reach commercialisation, especially when you take into account that we have the largest announced forward orderbook globally.

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To wrap up the call, let me touch on our commercial arrangements with American Airlines, Virgin Atlantic and Avolon. Our full aggregate aircraft orders comprise one thousand aircraft, providing certainty for the business as we scale production facilities. But the partnerships we have developed represent more than just aircraft orders, we will be working with each of our partners collaboratively to support ground infrastructure, pilot training, certification support and the business model as a whole.

I will now turn it back over to Stephen for some closing remarks.

Stephen Fitzpatrick – Founder & CEO, Vertical Aerospace

Thanks, Vinny.

Today’s announcement shows what a strong position Vertical is in and the opportunity ahead for us.

This is the most exciting time in aviation for almost a century—electrification of flight is going to have the same impact today as the jet engine did 70 years ago, and I believe the winners in this revolution are going to be companies like Vertical.

I would like to close by summarizing four key points that give me such confidence in our future:

First—we have the support of the Broadstone team who have a proven track record of backing entrepreneurs and making money for their investors.

Next—We have the best possible partners—the likes of Microsoft, American Airlines, Avolon, Rolls Royce and, Honeywell—working with us and backing the business not only with their skills and experience but also financially as investors. These are some of the biggest and best in the business and they have chosen Vertical to work with, and, invest in.

We have also agreed a pre-order for up to 1000 aircraft with American Airlines, Virgin Atlantic and Avolon, and in so doing have created multiple near term and actionable routes to market.

And finally we have a capital light business model which will allow us to achieve commercialization of the VA-X4 quickly and significantly with enhanced financial returns.

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The United Kingdom is already a global leader in aerospace innovation and with Vertical we look forward to creating the next Great British, European engineering champion.

We are already well on our way and looking forward to the future with great confidence.

Thank you for your time and have a great day.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.

END OF TRANSCRIPT

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Additional Information and Where to Find It

In connection with the proposed business combination, Broadstone intends to file a Registration Statement on Form F-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Broadstone and its directors and executive officers may be deemed participants in the solicitation of proxies from Broadstone’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Broadstone will be included in the proxy statement/prospectus for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Vertical and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Broadstone in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination, which will be made available as noted in the above paragraph.

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Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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